EXHIBIT 99.2

SINOVAC BIOTECH LTD. ANNOUNCES RESULTS OF 2006 ANNUAL
MEETING OF STOCKHOLDERS

Beijing, Mar. 27, 2006 (Xinhua PR Newswire) -- Sinovac Biotech Ltd. (“Sinovac” or the “Company”) (AMEX: SVA - News) released the results of the 2006 annual meeting of stockholders held Tuesday, March 21, 2006, in Beijing China and St. John’s Antigua.

Stockholders approved all six proposals contained in the Proxy Statement as follows:

Proposal 1: Stockholders approved amending Article IV of the Articles of Association to read as follows:

“The powers of the Corporation shall be exercised by the Board of Directors of the Corporation which shall be empowered to name one or more officers as President and Vice-President of the Corporation. Subject to any restrictions in the appointing resolution an act of a President shall bind the Corporation as if the said act had been approved by the Board of Directors. The Corporation shall have a minimum of one and a maximum of fifteen directors.”

Proposal 2:  Stockholders approved amending Section 8.1 of the Company’s By-Laws to read as follows:

8.1 Number of Directors
“Unless and until the Corporation in a General or Special Shareholders’ Meeting shall otherwise determine, the minimum number of directors shall be one and the maximum number shall be fifteen. Each director shall hold office unless removed as provided in these presents, until the next Annual Shareholders’ Meeting and until his successor shall have been elected.”

Proposal 3:  Stockholders resolved by ordinary resolution that all acts, things and deeds done by the Directors on behalf of the Company up to the date of this Meeting were approved, ratified and confirmed.

Proposal 4:  Stockholders approved the appointment of Weidong Yin, Heping Wang, Xianping Wang, Cathy Mok Chup Hung, Simon Anderson, and Lo Yuk Lam as duly elected Directors of the Company; to hold office until the next Annual Meeting or until their successors are duly elected, subject to the provisions of the Company's Articles of Association.

Proposal 5:  Stockholders approved the appointment of Ernst & Young LLP to act as the Company’s independent registered public accountant until the next Annual Meeting, or until its successor is duly appointed, at a remuneration to be fixed by the Directors

During the meeting, Mr. Weidong Yin commented, “Through the past 3 years of development and growth, Sinovac has validated its business strategy; increased its sales products; created name-brand recognition; and prepared for future growth prospects.  We plan to continue our rapid expansion through organic growth, strategic partnerships, and possibly through acquisitions and mergers.”

Mr. Yin concluded the meeting with these remarks, “On behalf of all the managers and employees at Sinovac, I extend my appreciation to all our investors and thank you for your support and encouragement.  We continually strive, to realize our dream of supplying modern vaccines at reasonable prices; to eliminate human diseases and also create the long-term value of our company as a return to our shareholders.  Thank you very much!”

About Sinovac

Sinovac Biotech Ltd. is a world leader in the research, development, manufacture and commercialization of vaccines for endemic and pandemic viruses such as hepatitis and influenza, and for fast emerging viruses such as pandemic influenza (bird flu) and SARS. The Company's objective is to provide Chinese children with the best vaccines in the world, and let children in the world use vaccines made in China.

Additional information about Sinovac is available on the Company website, http://www.sinovac.com and the Sinovac Investor Relations website, http://finance.groups.yahoo.com/group/Sinovac_Biotech_IR/

For additional information, investor newsletters and corporate updates, please email your request to: info@sinovac.com

THIS NEWS RELEASE MAY INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT INTERESTS, SINOVAC'S ANALYSIS OF OPPORTUNITIES IN THE ACQUISITION AND DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.

SOURCE: Sinovac Biotech Ltd.

CONTACT:
Craig H. Bird
Investor Relations
(215) 782 - 8682
Toll Free: 1-866-360-8682 (North America)
Email: sinovac@verizon.net
Sinovac Investor Relations website:
http://finance.groups.yahoo.com/group/Sinovac_Biotech_IR/?yguid=242969163